EXHIBIT 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2009		2010		2011		2012		2013
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$345,279		$334,222		$352,900		$298,366		$163,018
Add: Fixed Charges	292,860		284,052		286,241		326,261		335,637
	$638,139		$618,274		$639,141		$624,627		$498,655

Fixed Charges:
Interest Expense, Net	$212,545		$204,559		$205,256		$242,599		$254,174
Interest Portion of Rent Expense	80,315		79,493		80,985		83,662		81,463
	$292,860		$284,052		$286,241		$326,261		$335,637
Ratio of Earnings to Fixed Charges	2.2	x	2.2	x	2.2	x	1.9	x	1.5	x